Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note	(unaudited) September 30 2010	December 31 2009

Assets		$	$
Current assets
Cash and cash equivalents		112,655	191,374
Gold bullion (market value $130,699; December 31, 2009: $108,749)	4	40,408	40,408
Receivables and other		81,244	83,082
Inventories	5	204,134	162,033
		438,441	476,897
Other long-term assets		153,323	136,122
Working interests		181,517	173,278
Royalty interests		26,238	28,688
Mining assets		1,793,927	1,053,348
Exploration and development		280,650	786,079
Goodwill		332,201	334,004
Other intangible assets		6,092	8,373
		3,212,389	2,996,789
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		173,998	175,320
Dividends payable		-	24,507
Current portion of long-term liabilities		11,956	12,257
		185,954	212,084
Long-term liabilities
Future income and mining tax liability		238,572	237,379
Asset retirement obligations		101,276	97,337
Other long-term liabilities		16,258	10,216
		356,106	344,932
Non-controlling interests		32,706	23,112
Shareholders’ equity
Common shares	7	2,260,158	2,203,269
Contributed surplus		37,446	36,693
Warrants		-	148
Retained earnings		249,196	113,887
Accumulated other comprehensive income	8	90,823	62,664
		2,637,623	2,416,661
		3,212,389	2,996,789

Commitment and Contingencies (note 12)

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF EARNINGS

  (Unaudited; Expressed in thousands of US dollars, except per share amounts)

		Third quarter ended September 30		Nine months ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$
Revenues		254,112	235,193	708,162	649,052
Expenses:
Mining costs, excluding depreciation, depletion and amortization		128,551	109,891	354,450	307,605
Depreciation, depletion and amortization		36,344	39,446	97,437	110,500
		164,895	149,337	451,887	418,105
		89,217	85,856	256,275	230,947
Earnings from working interests		15,103	9,120	38,719	23,985
		104,320	94,976	294,994	254,932
Other:
Corporate administration		10,310	11,046	33,118	37,254
Exploration and development		12,117	10,946	32,007	28,198
Impairment charge		-	-	-	9,255
Net interest expense	10	1,019	108	2,611	646
Foreign exchange loss (gain)		9,267	(11,550)	4,487	(24,903)
Derivative loss (gain)	11	(2,639)	(547)	10,431	(5,405)
Gain on sale of gold bullion		-	-	-	(36,628)
Other expense (income), net		395	(3,752)	(9,806)	(1,028)
		30,469	6,251	72,848	7,389
Non-controlling interests		2,923	2,486	7,244	6,295
		33,392	8,737	80,092	13,684
Earnings before income and mining taxes		70,928	86,239	214,902	241,248
Income and mining taxes:
Current taxes		25,473	24,364	86,142	65,371
Future taxes		4,703	(2,987)	(6,549)	14,389
		30,176	21,377	79,593	79,760
Net earnings		40,752	64,862	135,309	161,488
Weighted average number of common shares outstanding (in thousands)	7(j)
Basic		372,080	367,523	370,920	347,893
Diluted		373,852	369,462	372,851	349,379
Basic net earnings per share		0.11	0.18	0.36	0.46
Diluted net earnings per share		0.11	0.18	0.36	0.46

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; Expressed in thousands of US dollars)

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
COMPREHENSIVE INCOME	$	$	$	$

Net earnings	40,752	64,862	135,309	161,488

Other comprehensive income, net of tax:

Cumulative translation adjustment
Unrealized gain on translating financial statements of net investment in self-sustaining foreign denominated operations	23,934	66,910	12,496	93,513

Change in unrealized gain on available-for-sale financial assets
Unrealized gain	23,459	7,864	24,786	14,427
Income tax impact	(2,959)	(857)	(2,727)	(1,989)
	20,500	7,007	22,059	12,438

Reversal of unrealized gain following the disposal of available-for-sale financial assets
Unrealized gain	(922)	(1,569)	(7,394)	(1,521)
Income tax impact	115	211	998	203
	(807)	(1,358)	(6,396)	(1,318)
Total other comprehensive income, net of tax	43,627	72,559	28,159	104,633
Comprehensive income	84,379	137,421	163,468	266,121

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited; Expressed in thousands of US dollars)

Nine months ended September 30	Note	2010	2009

COMMON SHARES		$	$

Balance, beginning of year		2,203,269	1,655,755
Issuance of shares, net of issue costs		56,889	536,832
Balance, end of period	7(b)	2,260,158	2,192,587

CONTRIBUTED SURPLUS

Balance, beginning of year		36,693	39,242
Options issued on acquisition of Orezone		-	684
Exercise of options		(5,204)	(6,167)
Exercise of share bonus and deferred share plans	7(b)	(616)	(774)
Share purchase plan	7(h)	429	-
Stock-based compensation	7(i)	6,144	4,404
Balance, end of period		37,446	37,389

WARRANTS

Balance, beginning of year		148	-
Warrants issued on acquisition of Orezone		-	148
Exercise of warrants	7(d)	(148)	-
Balance, end of period		-	148

RETAINED EARNINGS

Balance, beginning of year		113,887	21,897
Net earnings		135,309	161,488
Balance, end of period		249,196	183,385

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year		62,664	(61,228)
Other comprehensive income of the period		28,159	104,633
Balance, end of period	8	90,823	43,405
TOTAL SHAREHOLDERS’ EQUITY		2,637,623	2,456,914

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (Unaudited; Expressed in thousands of US dollars)

		Third quarter ended September 30		Nine months ended September 30
	Note	2010	2009	2010	2009
		$	$	$	$
Operating activities:
Net earnings		40,752	64,862	135,309	161,488
Disbursement to asset retirement obligations		(710)	(1,529)	(1,625)	(3,642)
Settlement of derivatives		309	(1,630)	(2,424)	(5,247)
Items not affecting cash:
Earnings from working interests, net of dividends received		(15,103)	(9,120)	(23,599)	(23,985)
Depreciation, depletion and amortization		36,344	39,446	97,437	110,500
Impairment charge		-	-	-	9,255
Amortization of forward sales liability		-	(940)	-	(10,472)
Future income and mining taxes		4,703	(2,987)	(6,549)	14,389
Stock-based compensation	7(i)	1,641	1,336	6,144	4,404
Unrealized derivative loss (gain)	11	(2,971)	285	7,800	(2,503)
Gain on sale of gold bullion		-	-	-	(36,628)
Loss (Gain) on sale of assets		1,722	(1,337)	(309)	(1,677)
Gain on sale of marketable securities		(1,194)	(1,844)	(10,135)	(1,844)
Asset retirement obligations adjustments		1,555	1,148	4,568	3,734
Non-controlling interests		2,923	2,486	7,244	6,295
Unrealized foreign exchange loss (gain) on cash and cash equivalents		(59)	(12,012)	334	(26,068)
Other		8,643	2,731	4,664	3,346
Change in non-cash working capital		(13,654)	8,452	(25,064)	(11,834)
		64,899	89,347	193,795	189,511
Investing activities:
Acquisitions		-	-	-	(3,301)
Investments		-	2,845	-	(8,094)
Loan repayments from working interests		-	-	15,361	-
Restricted cash		-	-	-	5,311
Mining assets		(32,894)	(27,752)	(107,432)	(80,076)
Exploration and development		(23,696)	(98,425)	(200,050)	(249,956)
Long-term ore stockpiles		(9,252)	(2,124)	(15,365)	(7,343)
Net proceeds (acquisitions) of other assets		(1,305)	304	13,505	(1,042)
Proceeds from sale of gold bullion		-	-	-	66,411
		(67,147)	(125,152)	(293,981)	(278,090)
Financing activities:
Proceeds from credit facility		20,000	-	50,000	72,000
Repayment of long-term liabilities and credit facility		(20,000)	(40,000)	(50,000)	(166,021)
Financing costs		-	-	(2,365)	-
Issue of common shares, net of issue costs		13,879	6,510	53,751	300,383
Gain on share purchase plan		-	-	429	-
Amounts paid to non-controlling interests		(2,489)	-	(5,507)	-
Dividends paid		-	-	(24,507)	(17,740)
		11,390	(33,490)	21,801	188,622
Impact of foreign exchange on cash and cash equivalents		59	12,012	(334)	26,068
Net increase (decrease) in cash and cash equivalents		9,201	(57,283)	(78,719)	126,111
Cash and cash equivalents, beginning of period		103,454	301,383	191,374	117,989
Cash and cash equivalents, end of period		112,655	244,100	112,655	244,100
Interest paid		753	351	2,016	1,188
Income and mining taxes paid		14,200	5,533	75,300	24,585

Certain 2009 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2010.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited; Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or the “Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2009, except for the changes in accounting policies mentioned in note 2 below. The unaudited consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2009. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

2.	CHANGES IN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

3.	FUTURE ACCOUNTING POLICIES

(a)	Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier concurrent adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

(b)	Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of this new standard.

4.	GOLD BULLION

		September 30 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	40,408
End of period spot price for gold	($/oz)	1,307	1,088
End of period market value	(in $000s)	130,699	108,749

5.	INVENTORIES

	September 30 2010	December 31 2009
	$	$
Gold production inventory	56,047	43,548
Niobium production inventory	9,644	7,436
Concentrate inventory	694	703
Ore stockpiles – current	29,647	26,408
Mine supplies	108,102	83,938
	204,134	162,033

At September 30, 2010, the Company also had long-term ore stockpiles totaling $84,395,000 included in other long-term assets (December 31, 2009 – $70,370,000). The amount of inventories recognized as an expense during the period is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

6.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	September 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	112,655	112,655	191,374	191,374
Receivables included in receivables and other	54,309	54,309	62,229	62,229
Derivatives – Currency contracts	-	-	142	142
Derivatives – Heating oil option and swap contracts	625	625	2,723	2,723
Derivatives – Aluminum option contracts	-	-	186	186
Marketable securities	58,889	58,889	46,407	46,407
Warrants held as investments	3,690	3,690	1,382	1,382

Financial Liabilities
Accounts payable and accrued liabilities	(173,998)	(173,998)	(175,320)	(175,320)
Derivatives – Gold option contracts	(8,358)	(8,358)	-	-
Derivatives – Currency contracts	(319)	(319)	-	-

Other long-term liability – embedded derivative	(1,402)	(1,402)	(1,108)	(1,108)

(1)

The related interest income totaled $30,000 in the third quarter of 2010 compared to $233,000 in the third quarter of 2009 ($135,000 in the first nine months of 2010 compared to $607,000 in the first nine months of 2009).

Risks

The Company is subject to various financial instrument risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at September 30, 2010, the Company’s cash and cash equivalents, and gold bullion position valued at the quarter-end gold market price, was $243,354,000 (December 31, 2009 – $300,123,000). Additional information on capital is disclosed in note 9.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables and derivative instruments is considered minimal.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Market risk comprises three types of risk:

•	Share, gold and commodity market price risk,

•	Currency risk, and

•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In the third quarter of 2010, an unrealized gain related to change in the quoted share market value of marketable securities classified as available-for-sale of $23,459,000 was recorded in other comprehensive income compared to $7,864,000 in the third quarter of 2009 (unrealized gain of $24,786,000 during the first nine months of 2010 compared to $14,427,000 in the first nine months of 2009). The Company sold some of its marketable securities during the third quarter of 2010. A gain of $922,000 during the third quarter of 2010 ($7,394,000 during the first nine months of 2010), previously included in other comprehensive income, was transferred to the statement of earnings. At the end of September 2010, the Company reviewed the value of marketable securities for other-than-temporary impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as was the case in the first nine months of 2009.

An unrealized gain of $1,730,000 related to the change in the fair value of warrants held as investments classified as held-for-trading was recorded in the third quarter of 2010 compared to a gain of $316,000 during the third quarter of 2009 (unrealized gain of $2,223,000 during the first nine months of 2010 compared to $715,000 in the first nine months of 2009).

At September 30, 2010, a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted, respectively, in a change in unrealized net of tax gain/loss of $4,855,000 that would be included in other comprehensive income and a change of $316,000 in net earnings.

Gold market price risk

The gold contracts are specific to the Mupane mine production and intended to support a positive operating cash flow from the operation. As of September 30, 2010, the options provided protection on 13,200 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 86% of the expected production through 2013.

During the third quarter of 2010, option contracts for 10,000 ounces of gold expired without being exercised (25,200 ounces during the first nine months of 2010) while options contracts for 3,200 ounces were exercised. All ounces of gold sold were sold at spot price except for those delivered into the exercised option contracts, which were sold at the option strike prices.

Fair value adjustments of $939,000 were recognized during the third quarter and recorded as an unrealized derivative loss ($8,358,000 during the first nine months of 2010).

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

As at September 30, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,307 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	September 30, 2010 $1,307/oz	Increase of $100/oz at $1,407/oz	Decrease of $100/oz at $1,207/oz
	Fair value	Fair value	Fair value
	$	$	$
Gold option contracts	(8,358)	(15,296)	(2,710)

Currency exchange rate risk

At the beginning of 2010, the Company entered into option contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2010. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine. At September 30, 2010, the outstanding contracts to buy C$30,000,000 (equivalent of $28,418,000) represented hedging of 46% of the Company’s Canadian dollar requirement for the remainder of 2010. These option contracts all expire in 2010 and do not qualify for hedge accounting.

The Company has €uro requirements due to capital and operating expenditures related to the operation of the Essakane mine site. At September 30, 2010, the outstanding contracts to buy €4,500,000 (equivalent of $6,300,000) represented hedging of 33% of Essakane’s €uro requirement for the remainder of 2010. These option contracts all expire in 2010 and do not qualify for hedge accounting.

Fair value	September 30 2010	December 31 2009
	$	$
Canadian dollar	(257)	-
€uro	(62)	290
Rand	-	(148)
Total	(319)	142

Fair value adjustments of $1,611,000 were recognized and recorded as an unrealized derivative gain during the third quarter of 2010 (a loss $319,000 during the first nine months of 2010).

In addition, in April 2010, one the Company’s subsidiary entered into a foreign exchange forward contract with its financial institution to mitigate the impact of the foreign exchange on the issuance premium to be paid in €uros in May 2010. The forward price agreed to was €1 for $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201 resulting in a realized derivative loss of $2,396,000 during the second quarter of 2010.

The fair value as at September 30, 2010, and the fair value based on an increase or a decrease of 10% of the currency exchange rate as compared to the US dollar would have been as follows:

Fair value	September 30 2010	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar	(257)	1,443	(928)
€uro	(62)	551	(675)
Total	(319)	1,994	(1,603)

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Heating oil option contracts and fuel market price risk

In 2009, the Company entered into additional option contracts at a cost of $1,630,000, hedging 8,610,000 gallons or 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. During the second quarter of 2010, the Company entered into an additional swap at no cost for 3,360,000 gallons.

At September 30, 2010, there were outstanding option and swap contracts on 3,360,000 gallons of heating oil or 50% of the remaining planned fuel consumption at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations in 2010.

The fair value is included in receivables and other in the consolidated balance sheet. At September 30, 2010, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	September 30 2010	December 31 2009
		$	$
Heating oil options and swap contracts	3,360,000	625	2,723

As of September 30, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.21 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	September 30 2010	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil options and swap contracts	625	1,272	(186)

Changes in fair values resulted in a derivative loss (gain) as follows:

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Unrealized loss on contracts expiring in 2009	-	315	-	880
Unrealized loss (gain) on contracts expiring in 2010	(634)	-	867	-
Realized loss	332	-	314	-
Total included in derivative loss (gain)	(302)	315	1,181	880

Aluminum option contracts and market price risk

The Company used option contracts to mitigate the price risk of aluminum at the Niobec mine. These contracts did not qualify for hedge accounting and were all expired at the end of September 2010. Changes in fair values resulted in a derivative loss as follows:

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Unrealized loss on contracts expiring in 2010	-	-	186	-
Realized gain	-	-	(79)	-
Total included in derivative loss	-	-	107	-

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

7.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

	Third quarter ended September 30, 2010		Nine months ended September 30, 2010
	Number of Shares	Amount $	Number of Shares	Amount $
Issued and outstanding, beginning of period	371,823,883	2,245,018	368,887,211	2,203,269
Flow-through shares(c)	403,064	8,950	1,978,064	34,479
Exercise of warrants(d)	160,000	2,446	160,000	2,446
Exercise of options(e)	352,053	3,673	1,649,014	19,348
Share bonus and deferred share plans(f)(g)	4,000	71	68,711	616
Issued and outstanding, end of period	372,743,000	2,260,158	372,743,000	2,260,158

(c)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. In September 2010, the Company issued 406,064 additional flow-through shares at C$24.81 per share with gross proceeds of C$10,000,000 to fund prescribed resource expenditures on the Westwood project, in addition to 1,575,000 previously issued flow-through shares in March 2010, at C$20.00 per share with gross proceeds of C$31,500,000.

As at September 30, 2010, the remaining unspent amount was $7,860,000 (C$8,091,000). At the end of September 2010, the Company had not filed with tax authorities the documents to renounce the tax credits associated with the 2010 expenditures. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation at the beginning of 2011.

The documents required to renounce the tax credits associated with the 2009 expenditures were filed by the Company in the first quarter of 2010, and the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $2,829,000 in the first quarter of 2010.

(d)	Warrants

On acquisition of Orezone Resources Inc. (“Orezone”) in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD, at a price of C$14.79 each, expiring on August 29, 2010, and evaluated using a risk-free interest rate of 1.27% and dividend yield of 0.76%. These warrants were exercised in August 2010 for net proceeds of $2,298,000. In addition, the value of these warrants of $148,000 has been transferred to common shares.

(e)	Share option plan

As at September 30, 2010, the total number of shares reserved for the grants of share options was 20,257,401. As of September 30, 2010, 8,491,887 shares remained in reserve.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Options issued on the acquisition of Repadre Capital Corporation (in 2003) and Cambior (in 2006) are excluded from this reserve number.

Changes in the Company’s share option plan during 2010 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at September 30, 2010 and December 31, 2009 between the US dollar and Canadian dollar were 1.0294 and 1.0491 respectively.

	Third quarter ended September 30, 2010		Nine months ended September 30, 2010
	Options	Weighted average exercise price (C$)		Weighted average exercise price (C$)
Outstanding, beginning of period	5,120,645	10.73	5,413,233	9.75
Granted	15,000	19.07	1,096,689	13.96
Exercised	(352,053)	7.87	(1,649,014)	8.97
Forfeited	(41,117)	11.83	(118,433)	11.34
Outstanding, end of period	4,742,475	10.96	4,742,475	10.96
Exercisable, end of period			1,530,041	10.62

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2010
Risk free interest rate	2%
Volatility	60%
Dividend	0.45%
Weighted average expected life of options issued (years)	3.75
Weighted average grant-date fair value (C$ per share)	5.96

(f)	Share bonus plan

The Company has a share bonus plan for employees with a maximum allotment of 600,000 common shares. As of September 30, 2010, 335,554 shares remained in reserve.

	Third quarter ended September 30, 2010	Nine months ended September 30, 2010
	Number	Number
Outstanding, beginning of period	12,500	37,500
Granted	4,000	12,000
Issued	(4,000)	(37,000)
Outstanding, end of period	12,500	12,500

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

(g)	Deferred share plan

The Company has a deferred share plan for employees with a maximum allotment of 500,000 common shares. As of September 30, 2010, 436,915 shares remained in reserve.

	Third quarter ended September 30, 2010	Nine months ended September 30, 2010
	Number	Number
Outstanding, beginning of period	63,417	95,125
Issued	-	(31,708)
Outstanding, end of period	63,417	63,417

(h)	Share purchase plan

The Company has a share purchase plan whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under this plan. Some shares purchased on the market were not distributed to employees because of termination or resignation by the distribution date. During the second quarter of 2010, the Company sold back these shares into the market resulting in a gain of $429,000 accounted for in contributed surplus.

(i)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted over the vesting period.

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Share options	1,527	1,536	5,753	3,800
Share bonus plan	78	51	241	410
Deferred share plan	36	(251)	150	194
	1,641	1,336	6,144	4,404

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

(j)	Net earnings per share

Basic earnings per share computation

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Numerator:
Net earnings	40,752	64,862	135,309	161,488
Denominator:	Number	Number	Number	Number
Weighted average common shares outstanding	372,080,314	367,523,351	370,920,475	347,893,369
Basic net earnings per share	0.11	0.18	0.36	0.46

Diluted net earnings per share computation
	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Numerator:
Net earnings	40,752	64,862	135,309	161,488
Denominator:	Number	Number	Number	Number
Weighted average common shares outstanding	372,080,314	367,523,351	370,920,475	347,893,369
Dilutive effect of share options	1,703,094	1,938,545	1,842,363	1,485,595
Dilutive effect of share bonus plan and deferred share plan	68,532	-	88,272	-
Total average common shares outstanding	373,851,940	369,461,896	372,851,110	349,378,964
Diluted net earnings per share	0.11	0.18	0.36	0.46
Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:
	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	Number	Number	Number	Number
Share options	254,456	275,856	363,856	352,656
Warrants	-	160,000	-	160,000
	254,456	435,856	363,856	512,656

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income
	$	$	$	$
Balance as at December 31, 2009	47,481	17,952	(2,769)	62,664
Change in the first quarter of 2010	19,783	(6,722)	1,342	14,403
Balance as at March 31, 2010	67,264	11,230	(1,427)	77,067
Change in the second quarter of 2010	(31,221)	1,577	(227)	(29,871)
Balance as at June 30, 2010	36,043	12,807	(1,654)	47,196
Change in the third quarter of 2010	23,934	22,537	(2,844)	43,627
Balance as at September 30, 2010	59,977	35,344	(4,498)	90,823

9.	CAPITAL DISCLOSURES

The Company manages capital by looking at the following items:

	September 30 2010	December 31 2009
	$	$
Cash and cash equivalents	112,655	191,374
Gold bullion (market value $130,699; December 31, 2009: $108,749)	40,408	40,408
Credit facility	-	-
Common shares	2,260,158	2,203,269

There were no changes in the Company’s approach to capital management during the quarter.

The Company’s capital structure was modified during the first nine months of 2010 in support of the Company’s growth objectives. On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. As at September 30, 2010, no funds were drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50,000,000 revolving facility for the issuance of letters of credit. As at September 30, 2010, $17,739,000 in letters of credit were outstanding to guarantee certain asset retirement obligations. The new credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit facility and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries. The maturity date of this new credit facility is March 24, 2013 with a provision to extend maturity date for a period of one year. The Company has complied with its credit facility covenants.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

In September 2010, the Company issued additional flow-through shares at C$24.81 per share with gross proceeds of C$10,000,000 to fund prescribed resource expenditures on the Westwood project, in addition to previously issued flow-through shares in March 2010, at C$20.00 per share with gross proceeds of C$31,500,000. The Company’s warrants were also exercised in August 2010, resulting in the issuance of 160,000 shares at C$14.79 per share for gross proceeds of C$2,366,000.

The Company has paid the 2009 annual dividend of $0.06 per share paid on January 12, 2010 totaling $22,133,000.

10.	NET INTEREST EXPENSE

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$	$	$	$
Interest expense on credit facility	110	114	324	639
Credit facility fees	931	191	2,403	639
Other	8	36	34	45
Total interest expense	1,049	341	2,761	1,323
Interest income on cash and cash equivalents	(30)	(233)	(135)	(607)
Other interest income	-	-	(15)	(70)
Total interest income	(30)	(233)	(150)	(677)
Net interest expense	1,019	108	2,611	646

11.	DERIVATIVE LOSS (GAIN)

		Third quarter ended September 30		Nine months ended September 30
	Note	2010	2009	2010	2009
Unrealized change in fair value of:		$	$	$	$
Derivative gold options and forward instruments	6	939	422	8,358	1,050
Derivative – Currency contracts	6	(1,611)	(92)	319	(862)
Derivative – Heating oil options and swap contracts	6	(634)	315	867	880
Derivative – Aluminum contracts	6	-	(44)	186	(44)
Other (warrants held as investments and embedded derivatives)		(1,665)	(316)	(1,930)	(3,527)
Unrealized derivative loss (gain)		(2,971)	285	7,800	(2,503)
Realized loss (gain) on:
Derivative – Currency contracts	6	-	(820)	2,396	(2,890)
Derivative – Heating oil option contracts	6	332	(12)	314	(12)
Derivative – Aluminum contracts	6	-	-	(79)	-
Realized derivative loss (gain)		332	(832)	2,631	(2,902)
Derivative loss (gain)		(2,639)	(547)	10,431	(5,405)

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

12.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed and the Company responded by instituting two separate court proceedings in the second half of 2009 at the Administrative Tribunal of French Guiana, the first of which contests the legality of the French government’s decision and the second of which seeks compensation in the amount of €275,000,000 for damages resulting from that decision.

In response to a decision released by the Administrative Tribunal on May 27, 2010 in the first proceeding, which cancelled the government’s decision to deny a mining permit for the Camp Caiman project and ordered the government to issue a new decision on the Company’s application for such permit, the French government, acting through the Prefect of French Guiana, released a new decision on August 26, 2010 which again denied a mining permit for the Camp Caiman project and relied on far more detailed environmental reasons than those contained in the cancelled decision in support of its conclusions.

The Company filed an appeal of this new decision on October 26, 2010 with the assistance of environmental experts and will also be filing additional materials in connection with the second proceeding dealing with the €275,000,000 compensation claim in response to materials which the Prefect filed on August 13, 2010 in that matter. No amounts have been accrued in the financial statements.

(c)	Quimsacocha Project in Ecuador

The Company has obtained the requisite permits that allow the use of reservoir water for exploration and feasibility work at the Quimsacocha project in Ecuador. Efforts continue to obtain two additional water permits relating to the use of stream water for drilling and production.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters. A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadoran government.

Assessment of the project’s financial viability continues as the Company works to obtain the remaining water permits and clarify key fiscal and other applicable dimensions. The carrying value of the Quimsacocha project included in exploration and development capitalized assets was $25,850,000 at September 30, 2010.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

13.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

•	Rosebel mine (95%)

•	Canada:

•	Doyon division including the Doyon mine closed in December 2009, the Mouska mine and the Westwood project

•	Botswana:

•	Mupane mine

•	Mali:

•	Joint venture in the Sadiola mine; on December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%

•	Joint venture in the Yatela mine (40%)

•	Ghana:

•	Working interests in the Tarkwa mine (18.9%)

•	Working interests in the Damang mine (18.9%)

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and development, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Third quarter ended September 30, 2010
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	119,373	3,689	19,410	46,836	-	189,308
Depreciation, depletion and amortization	13,340	16	3,166	2,370	-	18,892
Earnings from working interests	-	-	-	-	15,103	15,103
Exploration and development expenses	30	1,044	(99)	498	-	1,473
Net interest expense (income)	-	(6)	-	-	-	(6)
Other expense (income), net	-	(236)	-	-	-	(236)
Income and mining taxes (recovery)	21,006	(4)	-	2,293	-	23,295
Net earnings (loss)	35,997	520	(551)	8,159	15,103	59,228
Expenditures for mining assets and capitalized exploration and development	13,968	18,625	621	2,049	-	35,263
Increase (decrease) to goodwill	-	3,140	-	-	-	3,140

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	189,308	40,426	22,711	1,667	254,112
Depreciation, depletion and amortization	18,892	5,202	9,256	2,994	36,344
Earnings from working interests	15,103	-	-	-	15,103
Exploration and development expenses	1,473	-	10,644	-	12,117
Net interest expense (income)	(6)	22	(7)	1,010	1,019
Other expense (income), net	(236)	(18)	(2,651)	3,300	395
Income and mining taxes (recovery)	23,295	1,097	(1,802)	7,586	30,176
Net earnings (loss)	59,228	14,187	(789)	(31,874)	40,752
Expenditures for mining assets and capitalized exploration and development	35,263	14,372	6,955	-	56,590
Increase (decrease) to goodwill	3,140	-	(1,674)	-	1,466

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Third quarter ended September 30, 2009
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	104,688	29,876	8,675	50,830	-	194,069
Depreciation, depletion and amortization	14,603	6,946	3,057	4,476	-	29,082
Earnings from working interests	-	-	-	-	9,120	9,120
Exploration and development expenses	187	617	-	1,032	-	1,836
Net interest expense (income)	-	190	-	-	-	190
Income and mining taxes (recovery)	16,227	(3,854)	-	8,533	-	20,906
Net earnings (loss)	28,129	10,054	(2,389)	15,931	9,120	60,845
Expenditures for mining assets and capitalized exploration and development	18,315	24,882	1,478	682	-	45,357
Increase (decrease) to goodwill	-	8,502	-	-	-	8,502

	Total Gold Mines	Niobium	Exploration and Development		Corporate	Total
	$	$	$		$	$
Revenues	194,069	39,689	-		1,435	235,193
Depreciation, depletion and amortization	29,082	6,131	651		3,582	39,446
Earnings from working interests	9,120	-	-		-	9,120
Exploration and development expenses	1,836	-	9,110		-	10,946
Impairment charge	-	-	-		-	-
Net interest expense (income)	190	8	-		(90)	108
Other expense (income), net	-	-	(811)		(2,941)	(3,752)
Income and mining taxes (recovery)	20,906	16,645	(150)		(16,024)	21,377
Net earnings (loss)	60,845	(2,996)	(21,585)		28,598	64,862
Expenditures for mining assets and capitalized exploration and development	45,357	7,240	73,580		-	126,177
Increase (decrease) to goodwill	8,502	(603)	-		833	8,732

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Nine months ended September 30, 2010
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	337,919	11,103	52,003	160,213	-	561,238
Depreciation, depletion and amortization	37,809	36	10,486	16,863	-	65,194
Earnings from working interests	-	-	-	-	38,719	38,719
Exploration and development expenses	175	3,093	100	1,773	-	5,141
Net interest expense (income)	-	309	-	-	-	309
Other expense (income), net	-	(824)	-	-	-	(824)
Income and mining taxes (recovery)	53,268	(969)	-	23,573	-	75,872
Net earnings (loss)	95,439	(1,638)	(6,379)	29,007	38,719	155,148
Expenditures for mining assets and capitalized exploration and development	41,344	67,451	1,886	7,181	-	117,862
Increase (decrease) to goodwill	-	1,875	-	-	-	1,875

At September 30, 2010:
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	430,260	355,495	20,846	24,658	181,517	1,012,776
Total assets	671,465	496,415	48,742	146,080	240,677	1,603,379

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	561,238	119,543	22,711	4,670	708,162
Depreciation, depletion and amortization	65,194	14,950	9,407	7,886	97,437
Earnings from working interests	38,719	-	-	-	38,719
Exploration and development expenses	5,141	-	26,866	-	32,007
Net interest expense (income)	309	36	(15)	2,281	2,611
Other expense (income), net	(824)	(18)	(3,922)	(5,042)	(9,806)
Income and mining taxes (recovery)	75,872	10,854	(2,407)	(4,726)	79,593
Net earnings (loss)	155,148	36,006	(11,651)	(44,194)	135,309
Expenditures for mining assets and capitalized exploration and development	117,862	55,111	134,509	-	307,482
Increase (decrease) to goodwill	1,875	-	(3,678)	-	(1,803)

At September 30, 2010:
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	1,012,776	398,643	778,858	98,147	2,288,424
Total assets	1,603,379	439,109	892,706	277,195	3,212,389

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010

Nine months ended September 30, 2009
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	267,245	86,925	34,089	150,505	-	538,764
Depreciation, depletion and amortization	37,091	19,078	9,679	16,584	-	82,432
Earnings from working interests	-	-	-	-	24,476	24,476
Exploration and development expenses	489	2,733	23	2,181	-	5,426
Net interest expense (income)	-	190	-	-	-	190
Income and mining taxes (recovery)	40,547	(98)	-	23,373	-	63,822
Net earnings (loss)	72,303	17,233	(6,393)	42,857	24,476	150,476
Expenditures for mining assets and capitalized exploration and development	58,835	58,745	2,221	1,613	-	121,414
Increase (decrease) to goodwill	-	12,406	-	-	-	12,406

	Total Gold Mines	Niobium	Exploration and Development		Corporate	Total
	$	$	$		$	$
Revenues	538,764	106,508	-		3,780	649,052
Depreciation, depletion and amortization	82,432	16,731	817		10,520	110,500
Earnings from working interests	24,476	-	(491)		-	23,985
Exploration and development expenses	5,426	-	22,772		-	28,198
Impairment charge	-	-	9,255		-	9,255
Net interest expense (income)	190	43	-		413	646
Other expense (income), net	-	-	1,916		(2,944)	(1,028)
Income and mining taxes (recovery)	63,822	14,711	(1,503)		2,730	79,760
Net earnings (loss)	150,476	25,852	(34,878)		20,038	161,488
Expenditures for mining assets and capitalized exploration and development	121,414	17,250	191,368		-	330,032
Increase (decrease) to goodwill	12,406	(603)	-		177	11,980

At December 31, 2009
	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	426,812	282,532	29,445	27,252	173,279	939,320
Total assets	661,769	404,640	54,866	182,901	232,438	1,536,614

	Total Gold Mines	Niobium	Exploration and Development		Corporate	Total
	$	$	$		$	$
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	939,320	351,485	653,711		105,250	2,049,766
Total assets	1,536,614	394,422	939,421		126,332	2,996,789

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2010